Exhibit 99.1

Enzymotec Ltd. Calls an Extraordinary
General Meeting of Shareholders

MIGDAL HA’EMEQ, ISRAEL, March 10, 2017—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) at 10:00 am local time on Tuesday, April 25, 2017 at the Company’s offices, at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. The record date for shareholders entitled to vote at the Meeting is Thursday, March 16, 2017.

The Meeting is being called for the following purpose:

To approve the compensation of Mr. Erez Israeli, the Company’s newly appointed President and Chief Executive Officer and, in connection therewith, approve a one-time increase in the number of ordinary shares available for grant under the Company’s 2013 Omnibus Equity Incentive Plan.

The Board of Directors unanimously recommends that shareholders vote FOR the above proposal, which will be described in a proxy statement to be made available to the Company’s shareholders.

The shareholders may also act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Approval of the above proposal requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal. In addition to the foregoing simple majority requirement, under the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”), the approval of the compensation of the Company’s new President and Chief Executive Officer under the proposal also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting, unless such deadline is waived by the chairman of the Meeting. No postage will be required if it is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

 If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Additional Information and Where to Find It

In connection with the Meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the Meeting, and the proposal to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on the proposal. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, on a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

The full text of the proposed resolution for the Meeting, together with the form of proxy card, may also be viewed beginning on Monday, March 20, 2017, at the registered office of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company’s telephone number at its registered office is +972-74-717-7177.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
 lroth@theruthgroup.com